Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2018

NEWS RELEASE

Financial Highlights

	1Q 2018 GAAP	1Q 2018 Non-GAAP
• Net sales	$130.3 million (-4% Q/Q, +2% Y/Y)	$130.3 million (-4% Q/Q, +2% Y/Y)
• Gross margin	48.0%	48.0%
• Operating margin	19.1%	22.1%
• Earnings per diluted ADS	$0.64	$0.71

Business Highlights

•	Embedded Storage[1] sales decreased approximately 1% Q/Q and accounted for about 85% of total sales, an increase compared to about 80% in the previous quarter

•	Client SSD controller sales increased 10% Q/Q

•	eMMC controller sales increased 15% Q/Q

•	SSD solutions sales decreased over 25% Q/Q

•	Client SSD controller projects with NAND flash vendors increased over 80% Y/Y

•	Began sampling Open-Channel NVMe SSD controller for data centers with a second hyperscaler

TAIPEI, Taiwan and MILPITAS, Calif., April 27, 2018 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2018. For the first quarter, net sales decreased 4% sequentially to $130.3 million from $136.2 million in the fourth quarter 2017. Net income (GAAP) increased to $23.1 million or $0.64 per diluted ADS (GAAP) from a net income (GAAP) of $9.8 million or $0.27 per diluted ADS (GAAP) in the fourth quarter 2017.

For the first quarter, net income (non-GAAP) decreased to $25.6 million or $0.71 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $28.4 million or $0.79 per diluted ADS (non-GAAP) in the fourth quarter 2017.

[1]	Embedded Storage comprises primarily eMMC and SSD controllers and data center and industrial SSD solutions.

First Quarter 2018 Review

“In the first quarter, sales of our client SSD controllers continued to grow sequentially, and importantly also grew year-over-year,” said Wallace Kou, President and CEO of Silicon Motion. “In addition, our eMMC controller sales grew as our NAND flash partner rebuilt inventory while our Ferri and Shannon SSD solutions sales declined seasonally.”

Sales

(in millions, except percentages)	1Q 2018		4Q 2017		1Q 2017
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$121.4	93%	$125.3	92%	$116.5	92%
Q/Q	-3%		+7%		-11%
Y/Y	+4%		-4%		+12%
Mobile Communications**	$7.9	6%	$9.4	7%	$9.3	7%
Others	$1.1	1%	$1.5	1%	$1.5	1%
Total revenue	$130.3	100%	$136.2	100%	$127.3	100%
Q/Q	-4%		+7%		-12%
Y/Y	+2%		-6%		+13%

*	Mobile Storage products include Embedded Storage products (eMMC and SSD controllers and data center and industrial SSD solutions) and Expandable Storage products (SD memory cards and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	1Q 2018	4Q 2017	1Q 2017	1Q 2018	4Q 2017	1Q 2017
Revenue	$130.3	$136.2	$127.3	$130.3	$136.2	$127.3
Gross profit	$62.6	$63.3	$64.8	$62.6	$63.5	$64.9
Percent of revenue	48.0%	46.5%	50.9%	48.0%	46.6%	51.0%
Operating expenses	$37.7	$49.8	$34.8	$33.9	$30.6	$31.2
Operating income	$24.9	$13.5	$30.0	$28.7	$32.9	$33.6
Percent of revenue	19.1%	9.9%	23.6%	22.1%	24.1%	26.4%
Earnings per diluted ADS	$0.64	$0.27	$0.65	$0.71	$0.79	$0.70

Other Financial Information

(in millions)	1Q 2018	4Q 2017	1Q 2017
Cash and cash equivalents, and short-term investments	$346.1	$366.4	$304.4
Bank loans	$20.7	$25.0	$25.0
Capital expenditures	$3.6	$3.5	$3.1
Dividend payments	$10.8	$10.7	$7.1
Loan repayments	$4.3	—	—

During the first quarter, we had $3.6 million of capital expenditures for the routine purchase of software, design tools and other items.

Our first quarter cash flows were as follows:

3 months ended March 31, 2018

(In $ millions)
Net income (GAAP)	23.1
Depreciation & amortization	3.5
Changes in operating assets and liabilities	(27.5)
Others	3.4

Net cash provided by operating activities	2.5

Acquisition of property and equipment	(3.6)
Long-term investment	(1.7)

Net cash used in investing activities	(5.3)

Dividend	(10.8)
Loans	(4.3)

Net cash used in financing activities	(15.1)

Effects of changes in foreign currency exchange rates on cash	0.6

Net decrease in cash, cash equivalents and restricted cash	(17.3)

Returning Value to Shareholders

On October 24, 2017, the Board of Directors of the Company declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. On February 27, 2018, we paid $10.8 million to shareholders as the second installment of our annual dividend.

On August 1, 2017, the Company announced that its Board of Directors had authorized a new program for the Company to repurchase up to $200 million of its ADS over a 12 month period. In the first quarter, the Company did not repurchase any of its ADS.

Business Outlook

“We believe our business outlook is increasingly more favorable, especially for our client SSD controller sales,” said Wallace Kou, President and CEO of Silicon Motion. “We currently have over 80% more client SSD controller projects with our NAND flash partners than at this time a year ago and currently anticipate our SSD controller sales to grow at least 20% for the full year.”

For the second quarter of 2018, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$134.3m to $140.8m 3% to 8% Q/Q 1% to 6% Y/Y	—	$134.3m to $140.8m 3% to 8% Q/Q 1% to 6% Y/Y
Gross margin	46.5% to 48.5%	—	46.5% to 48.5%
Operating margin	21.5% to 23.6%	Approximately $1.3m to $1.4m*	22.5% to 24.5%

*	Projected operating margin (non-GAAP) excludes $0.7 million of amortization of intangible assets and $0.6 million to $0.7 million of stock-based compensation.

For the full-year 2018, management reiterates:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$550m to $576m +5% to +10% Y/Y	—	$550m to $576m +5% to +10% Y/Y
Gross margin	46.9% to 48.9%	Approximately $0.5m*	47.0% to 49.0%
Operating margin	19.4% to 21.9%	Approximately $17.8m to $19.8m**	23.0% to 25.0%

*	Projected gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $3.0 million of amortization of intangible assets and $14.8 million to $16.8 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on April 27, 2018.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 3095198

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 3095198

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Impairment of goodwill relates to a non-cash write-down when circumstances indicate the carrying value may not be recoverable and because impairments are inconsistent in amount and frequency, the Company excludes them for purposes of calculating non-GAAP measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments, which were made before 2007, to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excluding losses (and gains) from the investments when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2017 ($)	Dec. 31, 2017 ($)	Mar. 31, 2018 ($)
Net Sales	127,292	136,165	130,344
Cost of sales	62,466	72,878	67,790

Gross profit	64,826	63,287	62,554
Operating expenses
Research & development	24,338	27,946	25,832
Sales & marketing	5,758	7,364	6,965
General & administrative	4,220	5,046	4,163
Amortization of intangibles assets	526	956	741
Impairment loss of goodwill	—	10,337	—
Gain from disposal of noncurrent assets held for sale	—	(1,880)	—

Operating income	29,984	13,518	24,853
Non-operating income (expense)
Interest income, net	759	1,135	1,213
Foreign exchange gain (loss), net	(347)	(447)	1,076
Impairment of long-term investments	—	(120)	—
Others, net	(11)	70	58

Subtotal	401	638	2,347

Income before income tax	30,385	14,156	27,200
Income tax expense	6,874	4,338	4,139

Net income	23,511	9,818	23,061

Earnings per basic ADS	$0.66	$0.27	$0.64
Earnings per diluted ADS	$0.65	$0.27	$0.64
Margin Analysis:
Gross margin	50.9%	46.5%	48.0%
Operating margin	23.6%	9.9%	19.1%
Net margin	18.5%	7.2%	17.7%
Additional Data:
Weighted avg. ADS equivalents[2]	35,446	35,785	35,900
Diluted ADS equivalents	35,972	36,005	36,119

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2017 ($)	Dec. 31, 2017 ($)	Mar. 31, 2018 ($)
Gross profit (GAAP)	64,826	63,287	62,554
Gross margin (GAAP)	50.9%	46.5%	48.0%
Stock-based compensation expense (A)	67	167	59
Gross profit (non-GAAP)	64,893	63,454	62,613
Gross margin (non-GAAP)	51.0%	46.6%	48.0%
Operating expenses (GAAP)	34,842	49,769	37,701
Stock-based compensation expense (A)	(3,068)	(7,887)	(3,078)
Amortization of intangible assets	(526)	(956)	(741)
Impairment loss of goodwill	—	(10,337)	—
Litigation expense	—	—	(13)
Operating expenses (non-GAAP)	31,248	30,589	33,869
Operating profit (GAAP)	29,984	13,518	24,853
Operating margin (GAAP)	23.6%	9.9%	19.1%
Total adjustments to operating profit	3,661	19,347	3,891
Operating profit (non-GAAP)	33,645	32,865	28,744
Operating margin (non-GAAP)	26.4%	24.1%	22.1%
Non-operating income (expense) (GAAP)	401	638	2,347
Foreign exchange loss (gain), net	347	447	(1,076)
Impairment of long-term investments	—	120	—
Non-operating income (expense) (non-GAAP)	748	1,205	1,271
Net income (GAAP)	23,511	9,818	23,061
Total pre-tax impact of non-GAAP adjustments	4,008	19,914	2,815
Income tax impact of non-GAAP adjustments	(2,386)	(1,320)	(243)
Net income (non-GAAP)	25,133	28,412	25,633
Earnings per diluted ADS (GAAP)	$0.65	$0.27	$0.64
Earnings per diluted ADS (non-GAAP)	$0.70	$0.79	$0.71
Shares used in computing earnings per diluted ADS (GAAP)	35,972	36,005	36,119
Non-GAAP Adjustments	79	169	55
Shares used in computing earnings per diluted ADS (non-GAAP)	36,051	36,174	36,174
(A) Excludes stock-based compensation as follows:
Cost of Sales	67	167	59
Research & development	1,850	5,131	1,868
Sales & marketing	609	1,194	659
General & administrative	609	1,562	551

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2017 ($)	Dec. 31, 2017 ($)	Mar. 31, 2018 ($)
Cash and cash equivalents	302,462	359,453	341,695
Short-term investments	1,900	6,941	4,387
Accounts receivable (net)	60,456	79,135	80,933
Inventories	75,934	94,186	93,370
Refundable deposits – current	44,269	19,515	19,414
Prepaid expenses and other current assets	10,279	9,567	8,999

Total current assets	495,300	568,797	548,798
Long-term investments	120	—	1,715
Property and equipment (net)	48,292	51,370	51,587
Goodwill and intangible assets (net)	73,369	66,393	65,653
Other assets	5,708	7,172	7,283

Total assets	622,789	693,732	675,036

Accounts payable	30,860	56,423	31,077
Loans	25,000	25,000	20,700
Income tax payable	24,909	11,492	11,775
Accrued expenses and other current liabilities	52,937	84,329	66,371

Total current liabilities	133,706	177,244	129,923
Other liabilities	18,187	22,437	23,785

Total liabilities	151,893	199,681	153,708
Shareholders’ equity	470,896	494,051	521,328

Total liabilities & shareholders’ equity	622,789	693,732	675,036

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMCs, which are found in smartphones, PCs, commercial and industrial applications. We ship over 750 million NAND controllers annually and have shipped over five billion NAND controllers in the last ten years, more than any other company in the world. We also supply specialized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers, and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected second quarter of 2018 and full year 2018 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter of 2018 and full year 2018. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment of acquired businesses; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 28, 2017, as amended on May 2, 2017. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com